EXHIBIT 8.1

The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation
Pointer Localizacion Y Asistencia S.A.	Argentina
Shagrir Motor Vehicle Systems Ltd.	Israel
Pointer S.A.	Mexico
S.C. Pointer S.R.L.	Romania
Cellocator Comercial S.A.	Brazil
Pointer Telocation Inc.	USA